SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 7)

                              Hartmarx Corporation
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                       (Name of Subject Company (Issuer))


                            The Lincoln Company LLC
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                       (Name of Filing Persons (Offeror))


                                  Common Stock
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                         (Title of Class of Securities)


                                   417119104
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                      (CUSIP Number of Class of Securities)

                                  Spencer Hays
               c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
                          One South Street, 27th Floor
                            Baltimore, Maryland 21202
                                 (410) 332-8573
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                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                           CALCULATION OF FILING FEE

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     Transaction Valuation                             Amount of Filing Fee
              N/A                                              N/A
--------------------------------------------------------------------------------

___  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________    Filing Party:________________________

Form or Registration No.:_____________    Date Filed:___________________________

 X   Check the box if the filing relates  solely to  preliminary  communications
---  made before the commencement of a tender offer.

___ Check the appropriate boxes below to designate any transactions to which the statement relates:

     ___  third party tender offer subject to Rule 14d-1.
     ___  issuer tender offer subject to Rule 13e-4.
     ___  going-private transaction subject to Rule 13e-3.
     ___  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

Contact: Robert D. Siegfried
         Hope Sidman
         Kekst and Company
         (212) 521-4800

                                                           FOR IMMEDIATE RELEASE


                      LINCOLN COMPANY PROCEEDING WITH ITS
                  $4.50 PER SHARE ALL CASH OFFER FOR HARTMARX


New York, New York, September 14, 2001 - The Lincoln Company today issued the following statement, "The press release Hartmarx (NYSE:HMX) issued today is simply more of the same nonsensical rhetoric that the Company's senior management and Board have desperately tried to employ to cover-up their failed fiduciary obligations and to deny shareholders the ability to realize substantially enhanced value on their Hartmarx investment.

"The Lincoln Company has made a bona fide, all cash offer to acquire Hartmarx at $4.50 per share cash subject only to due diligence, the Board's cancellation of the "Poison Pill" and regulatory approvals. We strongly believe the Hartmarx Board will not be able to evade this offer much longer, deny shareholders the enhanced value and avoid their day of reckoning before the Court."

Investors and security holders are strongly advised to read the business combination statement regarding the offer referred to in this press release when it becomes available because it will contain important information. The Lincoln Company LLC will file this statement with the Securities and Exchange Commission
(SEC) at the appropriate time. Investors and security holders may obtain a free copy of the statement (when available) at www.sec.gov.
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